Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month period ended

September 30, 2011

Schiphol-Rijk, November 2011

Third Quarter Highlights

•	Revenue increased by 13% to €62.0 million (Q3 2010: €54.6 million)

•	Recurring Revenue increased by 17% to €58.2 million (Q3 2010: €49.6 million) and 4% over Q2 2011 (€56.2 million)

•	Adjusted EBITDA increased by 20% to €25.0 million (Q3 2010: €20.8 million)

•	Adjusted EBITDA margin increased to 40.3% (Q3 2010: 38.1%)

•	Net profit increased to €6.9 million (Q3 2010: €5.9 million)

•	Capital Expenditures were €53.8 million in the third quarter

Financial Results

Revenue for the third quarter of 2011, which included a foreign currency gain of €0.2 million, increased by 13% to €62.0 million (Q3 2010: €54.6 million). Non recurring revenue in the same period last year was approximately €2.0 million higher than our typical run rate due to a large magnetic customer installation in that quarter. This tempered our year over year growth in total revenue from 17% to 13%. Recurring revenue, consisting primarily of colocation and power services, was 94% of total revenue in the period (Q3 2010: 91%).

Cost of sales in the third quarter increased by 8% to €26.0 million (Q3 2010: €23.9 million); gross profit margin increased to 58.1% (Q3 2010: 56.2%) commensurate with higher revenues and operating leverage. Equipped space at the end of the period increased to 62,200 sq m (Q3 2010: 59,600 sq m). The utilisation rate (defined as the ratio of revenue-generating space to equipped space) was 74% (Q3 2010: 71%).

Sales and marketing costs for the third quarter were down 3% to €4.2 million (Q3 2010: €4.4 million). General and administrative costs, excluding depreciation, amortization, impairments, exceptional general and administrative costs, and share-based payments of €9.8 million, increased by 24% to €6.8 million, as a result of higher personnel-related costs and increased professional services commensurate with growth (Q3 2010: €5.5 million). Depreciation, amortization and impairments increased by 16% to €9.1 million (Q3 2010: €7.8 million) as a result of continued investment in data centers.

Net profit in the third quarter was €6.9 million (Q3 2010: €5.9 million). Adjusted EBITDA (defined as operating profit before depreciation, amortization, impairment of assets, share-based payments and exceptional items) increased by 20% to €25.0 million (Q3 2010: €20.8 million).

Cash, cash equivalents and short-term investments at the end of the period were €189.5 million (Q3 2010: €30.6 million), as a result of the IPO. In the third quarter €40.0 million remained on short-term deposit, which is presented as “Short-term investments.” The €50.0 million revolving credit facility continued to be undrawn.

Cash generated from operations in the third quarter (defined as cash generated from operating activities before interest, and tax payments and receipts) was €23.8 million (Q3 2010: €19.4 million). Net cash used in investing activities during the third quarter was €4.9 million (Q3 2010: €26.6 million) reflecting capital expenditures largely offset by €50.0 million liquidated from short-term investments.

2	Interim Report: Three months ended September 30, 2011

Capital expenditures (defined as net cash invested in property, plant and equipment) were €53.8 million in the third quarter, of which €51.3 million was attributable to capital expenditures for expansion and upgrades, with the balance being attributable to ongoing capital expenditures.

About Interxion

Interxion is a leading provider of carrier-neutral colocation data center services in Europe, serving over 1,200 customers. Our data centers enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 28 data centers strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data center markets. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 400 carriers and Internet service providers, and 18 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to both existing and potential customers.

Interim Report: Three months ended September 30, 2011	3

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended September 30, 2011, is published to comply with the reporting requirements in the indenture among Interxion Holding NV, as Issuer, Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd. and Interxion Deutschland GmbH, as Initial Guarantors, The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent, and Barclays Bank PLC, as Security Trustee, dated 12 February 2010 (the “Indenture”). Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days after the end of the fiscal quarter ended September 30, 2011, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended September 30, 2011, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended September 30, 2011, and for the quarter ended 30 September 2010, together with condensed footnote disclosure and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

4	Interim Report: Three months ended September 30, 2011

Consolidated Interim Income Statement

		For the quarter ended		For the nine months ended
		Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
	Note	€’000	€’000	€’000	€’000

Revenue	6	62,005	54,646	179,920	152,824
Cost of sales	6	(25,969)	(23,945)	(76,271)	(67,867)

Gross profit		36,036	30,701	103,649	84,957
Other income	6	99	67	341	293
Sales and marketing costs	6	(4,234)	(4,380)	(13,037)	(11,262)
General and administrative costs	6	(16,594)	(13,781)	(50,389)	(39,717)

Operating profit		15,307	12,607	40,564	34,271
Net finance expense	7	(5,255)	(5,066)	(17,829)	(23,321)

Profit before taxation		10,052	7,541	22,735	10,950
Income tax expense	8	(3,161)	(1,606)	(7,812)	(5,782)

Profit for the period attributable to shareholders		6,891	5,935	14,923	5,168

Earnings per share post 5:1 reverse stock split:
Basic earnings per share: (€)		0.10	0.13	0.23	0.12
Diluted earnings per share: (€)		0.10	0.12	0.23	0.11

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended September 30, 2011	5

Consolidated Interim Statement of Comprehensive Income

	For the quarter ended		For the nine months ended
	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	6,891	5,935	14,923	5,168
Other comprehensive income
Foreign currency translation differences	1,251	(1,381)	359	2,684

Other comprehensive income, net of tax	1,251	(1,381)	359	2,684

Total comprehensive income recognized in the period	8,142	4,554	15,282	7,852

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three months ended September 30, 2011

Consolidated Interim Statement of Financial Position

As at	Note	Sep 30, 2011 €’000	Dec 31, 2010 €’000

Non-current assets
Property, plant and equipment	9	402,606	342,420
Intangible assets		9,699	6,005
Deferred tax assets		39,378	39,841
Other non-current assets		3,654	3,709

		455,337	391,975
Current assets
Trade and other current assets		63,534	55,672
Short-term investments		40,000	—
Cash and cash equivalents		149,539	99,115

		253,073	154,787

Total assets		708,410	546,762

Shareholders’ equity
Share capital	10	6,582	4,434
Share premium	10	464,398	321,078
Foreign currency translation reserve		5,292	4,933
Accumulated deficit		(160,253)	(175,176)

		316,019	155,269
Non-current liabilities
Trade payables and other liabilities		9,455	7,795
Deferred tax liabilities		1,596	660
Provision for onerous lease contracts		11,984	13,260
Borrowings		257,301	257,403

		280,336	279,118
Current liabilities
Trade payables and other liabilities		106,365	106,038
Current tax liabilities		1,831	868
Provision for onerous lease contracts		3,149	3,073
Borrowings		710	2,396

		112,055	112,375

Total liabilities		392,391	391,493

Total liabilities and shareholders’ equity		708,410	546,762

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended September 30, 2011	7

Consolidated Statement of Changes in Shareholders’ Equity

	Share capital €’000	Share premium €’000	Foreign currency translation reserve €’000	Accumulated deficit €’000	Total equity €’000

Balance at January 1, 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	14,923	14,923
Total other comprehensive income	—	—	359	—	359

Total comprehensive income	—	—	359	14,923	15,282

IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation Price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	186	2,836	—	—	3,022
Share-based payments	—	1,389	—	—	1,389

Total contributions by and distributions to owners of the Company	2,148	143,320	—	—	145,468

Balance at September 30, 2011	6,582	464,398	5,292	(160,253)	316,019

Balance at January 1, 2010	4,434	319,388	413	(189,858)	134,377
Profit for the period	—	—	—	5,168	5,168
Total other comprehensive income	—	—	2,684	—	2,684

Total comprehensive income	—	—	2,684	5,168	7,852

Share-based payments	—	1,069	—	—	1,069

Total contributions by and distributions to owners of the Company	—	1,069	—	—	1,069

Balance at September 30, 2010	4,434	320,457	3,097	(184,690)	143,298

The accompanying notes form an integral part of these consolidated interim financial statements

8	Interim Report: Three months ended September 30, 2011

Consolidated Statement of Cash Flows

	For the quarter ended		For the nine months ended
	2011 € ’000	2010 € ’000	2011 € ’000	2010 € ’000
Profit for the period	6,891	5,935	14,923	5,168
Depreciation, amortization and impairment	9,087	7,802	27,181	22,483
IPO transaction costs	—	—	1,725	—
Provision for onerous lease contracts	(750)	(288)	(2,303)	(1,828)
Share-based payments	710	409	1,389	1,069
Net finance expense	5,255	4,777	17,829	23,032
Income tax expense	3,161	1,606	7,812	5,782

	24,354	20,241	68,556	55,706

Movements in trade and other current assets	(2,315)	(4,264)	(7,995)	(1,618)
Movements in trade and other liabilities	1,723	3,388	6,913	4,211

Cash generated from operations	23,762	19,365	67,474	58,299

Interest paid	(11,598)	(8,200)	(24,178)	(9,178)
Interest received	704	150	1,241	377
Income tax paid	(392)	(724)	(1,544)	(950)

Net cash flows from operating activities	12,476	10,591	42,993	48,508

Cash flow from investing activities
Purchase of property, plant and equipment	(53,764)	(25,516)	(89,127)	(79,113)
Disposals of property, plant and equipment	—	—	945	—
Purchase of intangible assets	(1,180)	(1,059)	(4,286)	(1,549)
Proceeds /(acquisition) short-term investments	50,000	—	(40,000)	—

Net cash flows from investing activities	(4,944)	(26,575)	(132,468)	(80,662)

Cash flow from financing activities
Proceeds from exercised options	698	—	3,022	—
Proceeds from issuance of new shares	—	—	142,952	—
Repayment of “Liquidation Price” to former preferred shareholders	—	—	(3,055)	—
Proceeds/(repayment) bank facilities	—	—	—	(159,046)
Proceeds from Senior Secured Notes and revolving Credit Facility	—	(414)	(645)	190,830
Other borrowings	(678)	(6)	(2,265)	(1,176)

Net cash flows from financing activities	20	(420)	140,009	30,608
Effect of exchange rate changes on cash	16	(125)	(110)	135

Net movement in cash and cash equivalents	7,568	(16,529)	50,424	(1,411)
Cash and cash equivalents, beginning of period	141,971	47,121	99,115	32,003

Cash and cash equivalents, end of period	149,539	30,592	149,539	30,592

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended September 30, 2011	9

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the quarter ended September 30, 2011 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2	Statement of Compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2010; these are contained in the 2010 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 27 April 2011, which is publicly available on the company’s website – www.interxion.com.

3	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended 31 December 2010, except for the new Standards and Interpretations as of 1 January 2011. Compared with the accounting principles as applied in the 2010 financial statements these did not have a significant impact on the financial position or performance of the Group.

4	Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended 31 December 2010 in the 2010 Annual Report.

The Group’s operations are not significantly exposed to seasonality.

5	Financial Risk Management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2010 Annual Report (Form 20-F).

10	Interim Report: Three months ended September 30, 2011

6	Information by Segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and adjusted EBITDA. Other information provided to the Managing Director is measured in a manner consistent with that in the financial statements.

Interim Report: Three months ended September 30, 2011	11

For the quarter ended Sep 30, 2011	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	34,470	23,755	58,225	—	58,225
Non-recurring revenue	1,950	1,830	3,780	—	3,780
Revenue	36,420	25,585	62,005	—	62,005
Cost of sales	(14,612)	(10,061)	(24,673)	(1,296)	(25,969)

Gross profit/(loss)	21,808	15,524	37,332	(1,296)	36,036
Other income	99	—	99	—	99
Sales and marketing costs	(1,071)	(997)	(2,068)	(2,166)	(4,234)
General and administrative costs	(7,382)	(4,776)	(12,158)	(4,436)	(16,594)

Operating profit/(loss)	13,454	9,751	23,205	(7,898)	15,307
Net finance expense					(5,255)

Profit before tax					10,052

Total assets	335,727	174,732	510,459	197,751	708,410
Total liabilities	86,705	38,812	125,517	266,874	392,391
Capital expenditures (PPE) paid	(39,828)	(13,650)	(53,478)	(285)	(53,763)
Depreciation, amortization, impairments	(5,118)	(3,411)	(8,529)	(558)	(9,087)

Adjusted EBITDA	18,473	13,162	31,635	(6,630)	25,005

For the quarter ended Sep 30, 2010
Recurring revenue	29,429	20,204	49,633	—	49,633
Non-recurring revenue	3,372	1,642	5,014	—	5,014
Revenue	32,800	21,846	54,646	—	54,646
Cost of sales	(14,427)	(8,260)	(22,687)	(1,258)	(23,945)

Gross profit/(loss)	18,373	13,586	31,959	(1,258)	30,701
Other income	67	—	67	—	67
Sales and marketing costs	(1,467)	(880)	(2,347)	(2,033)	(4,380)
General and administrative costs	(6,924)	(4,032)	(10,956)	(2,825)	(13,781)

Operating profit/(loss)	10,049	6,674	18,723	(6,116)	12,607
Net finance expense					(5,066)

Profit before tax					7,541

Total assets	267,259	147,435	414,694	49,969	464,663
Total liabilities	83,750	35,718	119,468	201,897	321,365
Capital expenditures (PPE) paid	(14,027)	(8,378)	(22,405)	(3,111)	(25,516)
Depreciation, amortization, impairments	(4,676)	(2,843)	(7,519)	(283)	(7,8020

Adjusted EBITDA	14,725	11,517	26,242	(5,424)	20,818

12	Interim Report: Three months ended September 30, 2011

For the nine months ended Sep 30, 2011
	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	100,276	68,335	168,611	—	168,611
Non-recurring revenue	6,912	4,397	11,309	—	11,309
Revenue	107,188	72,732	179,920	—	179,920
Cost of sales	(43,980)	(28,437)	(72,417)	(3,854)	(76,271)

Gross profit/(loss)	63,208	44,295	107,503	(3,854)	103,649
Other income	341	—	341	—	341
Sales and marketing costs	(3,500)	(2,806)	(6,306)	(6,731)	(13,037)
General and administrative costs	(22,527)	(13,757)	(36,284)	(14,105)	(50,389)

Operating profit/(loss)	37,522	27,731	65,253	(24,689)	40,564
Net finance expense					(17,829)

Profit before tax					22,735

Total assets	335,727	174,732	510,459	197,752	708,410
Total liabilities	86,705	38,812	125,517	266,874	392,391
Capital expenditures (PPE) paid	(59,258)	(28,342)	(87,600)	(1,527)	(89,127)
Depreciation, amortization, impairments	(16,017)	(9,698)	(25,715)	(1,466)	(27,181)

Adjusted EBITDA	53,216	37,423	90,639	(20,103)	70,536

For the nine months ended Sep 30, 2010
Recurring revenue	84,188	57,363	141,551	—	141,551
Non-recurring revenue	7,592	3,681	11,273	—	11,273
Revenue	91,780	61,044	152,824	—	152,824
Cost of sales	(40,280)	(24,194)	(64,474)	(3,393)	(67,867)

Gross profit/(loss)	51,500	36,850	88,350	(3,393)	84,957
Other income	293	—	293	—	293
Sales and marketing costs	(3,443)	(2,574)	(6,017)	(5,245)	(11,262)
General and administrative costs	(19,881)	(11,214)	(31,095)	(8,622)	(39,717)

Operating profit/(loss)	28,469	23,062	51,531	(17,260)	34,271
Net finance expense					(23,321)

Profit before tax					10,950

Total assets	267,259	147,435	414,694	49,969	464,663
Total liabilities	83,750	35,718	119,468	201,897	321,365
Capital expenditures (PPE) paid	(46,110)	(29,065)	(75,175)	(3,938)	(79,113)
Depreciation, amortization, impairments	(13,657)	(7,831)	(21,488)	(995)	(22,483)

Adjusted EBITDA	42,126	30,893	73,019	(15,196)	57,823

Interim Report: Three months ended September 30, 2011	13

Reconciliation of Adjusted EBITDA

	For the quarter ended		For the nine months ended
	Sep 30, 2011	Sep 30, 2010	Sep 30 2011	Sep 30, 2010
	€ ’000	€ ’000	€ ’000	€ ’000

Adjusted EBITDA	25,005	20,818	70,536	57,823

Income from sub-leases on unused data center sites	99	67	341	293

Exceptional income	99	67	341	293

Increase in provision for onerous lease contracts(1)	—	(67)	(18)	(293)
IPO transaction costs	—	—	(1,725)	—
Share-based payments	(710)	(409)	(1,389)	(1,069)

Exceptional general and administrative costs and share-based payments	(710)	(476)	(3,132)	(1,362)

EBITDA(2)	24,394	20,409	67,745	56,754

Depreciation, amortization and impairments	(9,087)	(7,802)	(27,181)	(22,483)

Operating profit	15,307	12,607	40,564	34,271

(1)	Before deduction of income from sub-leases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

The “IPO transaction costs” represent the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. “Exceptional income” is recorded as “Other income” in the consolidated income statement.

14	Interim Report: Three months ended September 30, 2011

7	Finance Income and Expense

	For the quarter ended		For the nine months ended
	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
	€ ’000	€ ’000	€ ’000	€ ’000

Bank and other interest	852	101	2,267	366
Foreign currency exchange gain	262	—	57	—

Finance income	1,114	101	2,324	366

Interest expense on Senior Security Notes, bank and other loans	(5,959)	(4,532)	(18,858)	(12,278)
Interest expense on finance leases	(16)	(23)	(47)	(75)
Interest expense on provision for onerous lease contracts	(127)	(81)	(397)	(289)
Other financial expenses	(267)	(439)	(851)	(10,947)
Foreign currency exchange losses	—	(92)	—	(98)

Finance expense	(6,369)	(5,167)	(20,153)	(23,687)

Net finance expense	(5,255)	(5,066)	(17,829)	(23,321)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts.”

“Other financial expenses” for the nine months period ended September 30, 2010 includes cash and non-cash costs related to the repayment of the Company’s bank borrowings.

8	Income Tax Expense

The Group’s consolidated effective tax rate of 34% in respect of continuing operations for the nine months period ended September 30, 2011 was affected by IPO costs of €1,725,000, incurred in the first quarter and treated as non- tax deductable (nine months ended 30 September 2010: 53%, which was affected by refinancing costs of €10,200,000, incurred in the first quarter of 2010 and treated as non- tax deductable).

9	Property, Plant and Equipment

Acquisitions

During the three and nine months ended September 30, 2011, the Group acquired data-center-related assets at a cost of €51,626,000 and €87,703,000 respectively (three and nine months ended September 30, 2010: €26,494,000 and €76,597,000).

During the three and nine months ended September 30, 2011, the Group capitalized interest relating to borrowing costs during construction work of new-build assets of €640,000 and €1,088,000 (during the three and nine months ended September 30, 2010: €715,000 and €1,830,000).

Interim Report: Three months ended September 30, 2011	15

Capital commitments

At September 30, 2011, the Group had outstanding capital commitments totalling €66,311,000. These commitments are expected to be substantially settled in 2011 and the remaining part within one year timeframe from September 30, 2011.

10	Shareholders’ Equity

On January 28, 2011, the Company issued 16,250,000 new shares (post-reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The Preferred shares were converted into ordinary shares and the liquidation price of €0.20 per Preferred A share was either paid out in cash or converted into ordinary shares. At the time of the offering, approximately 1.6 million of options (post-reverse stock split) had been exercised. Immediately after the IPO, the outstanding shares amounted to 65,577,000 and the total number of options outstanding amounted to 3,129,000 (post-reverse stock split).

The net proceeds of the Initial Public Offering, which amounted to €138.6 million, will be used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

11	Related party transactions

On June 29, 2011, the Annual General Meeting of Shareholders approved to grant 600,000 options to Mr Ruberg. The options will vest in three equal instalments on November 5, 2011, November 5, 2012 and November 5, 2013. Furthermore, the option agreement contains a change of control clause in the event Mr Ruberg, as a result of a merger or acquisition of the Company, ceases to be the CEO of the Company, all non-vested options will vest immediately. At September 30, 2011, these options have not become effective.

16	Interim Report: Three months ended September 30, 2011